UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 10-K

[X]   ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004
Commission File Number 000-21267

SUMMIT BANK CORPORATION
(Exact name of Registrant as specified in its charter)

GEORGIA	58-1722476
(State or other jurisdiction of	(IRS Employer
Incorporation or organization)	Identification No.)

4360 Chamblee-Dunwoody Road
Atlanta, Georgia 30341
(Address of principal executive offices, including Zip Code)
(770) 454-0400

Securities registered pursuant to Section 12(b) of the Act:
None

Securities registered pursuant to Section 12(g) of the Act:
Common Stock par value $.01

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes X or No ____

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [X]

Indicate by check mark whether the registrant is an accelerated filer (as defined in Exchange Act Rule 12b-2).
 Yes ___ or No X

As of June 30, 2004, the aggregate market value of the Common Stock held by persons other than directors and executive officers of the registrant was $69,401,385, as determined by reference to the quoted purchase price for the Common Stock on the Nasdaq National Stock Market on June 30, 2004. The exclusion of all directors and executive officers of the registrant for purposes of this calculation should not be construed as a determination that any particular director or executive officer is an affiliate of the registrant.

As of March 1, 2005, there were 5,693,104 shares of the Registrant's Common Stock outstanding.

Documents Incorporated by Reference
Certain Part II information required by Form 10-K is incorporated by reference from the Summit Bank Corporation Annual Report to Shareholders as indicated below, which is included as an exhibit hereto. Part III information is incorporated herein by reference, pursuant to Instruction G to Form 10-K, from Summit's Proxy Statement for its 2005 Annual Shareholders' Meeting.

SUMMIT BANK CORPORATION
FORM 10-K CROSS-REFERENCE INDEX

Cautionary Notice Regarding Forward-Looking Statements

Various matters discussed in this Annual Report on Form 10-K may constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act. Forward-looking statements may involve known and unknown risks, uncertainties, and other factors which may cause the actual results, performance or achievements of Summit Bank Corporation ("Summit" or the "Company") to be materially different from the results described in such forward-looking statements.

Actual results may differ materially from the results anticipated in forward-looking statements in our Form 10-K due to a variety of factors including, without limitation:

- The effects of future economic conditions in our market areas and generally in the United States;

- United States governmental and international monetary and fiscal policies;

- Legislative and regulatory changes;

- The effects of changes in interest rates on the level and composition of deposits, loan demand, the value of loan collateral, and interest rate risks; and

- The effects of competition from commercial banks, thrifts, consumer finance companies, and other financial institutions operating in our market area and elsewhere.

All forward-looking statements attributable to the Company are expressly qualified in their entirety by this cautionary notice. The Company disclaims any intent or obligation to update these forward-looking statements, whether as a result of new information, future events or otherwise.

PART 1.

Item 1.   Business

Overview

Summit Bank Corporation was organized as a Georgia corporation on October 15, 1986, primarily to become a bank holding company by acquiring all the common stock of The Summit National Bank (the "Bank") upon its formation. The Bank commenced business on March 10, 1988, and the Company's primary activity since then has been the ownership and operation of the Bank.

The Bank is a banking association organized under the laws of the United States. The Bank engages in commercial banking from its main office and six branch offices, three of which are located in its primary service area of northern metropolitan Atlanta, Georgia. A fourth office, opened in 2004, is a limited service branch office located in the south Atlanta area. Two additional branch offices are located in San Jose and Fremont, California. These offices are in ethnic communities that are very similar to part of the Bank's Atlanta primary service area. In the first quarter of 2005, the Bank opened a seventh full-service branch office in northern metropolitan Atlanta. The Bank seeks to serve four principal markets:

- individuals, professionals, and small to medium-sized businesses in the Bank's primary service areas;

- ethnic communities, principally Asian-Americans, European-Americans and Latin Americans, located in the primary service areas, including businesses operated by members of such communities;

- individuals, professionals, and businesses in the primary service areas requiring the international financial transaction services offered by the Bank; and

- foreign corporations and individuals requiring specialized banking services (international private banking) in the Atlanta and San Jose metropolitan areas.

Management believes the identified markets continue to provide significant growth opportunities for the Bank. The Bank offers these markets a variety of traditional and specialized banking services, and emphasizes personal service, cultural sensitivity and accessibility of management.

Banking Services

The Bank offers the full range of deposit services typically offered by most banks and other financial institutions, including checking accounts, NOW accounts, savings accounts and other time deposits of various types, ranging from daily money market accounts to longer-term certificates of deposits. The Bank tailors its transaction accounts and time certificates to the principal market areas at rates competitive to those offered in the area. In addition, retirement accounts such as Individual Retirement Accounts ("IRAs") are available. The Bank solicits accounts from individuals, businesses, associations, and government entities. All depositors are insured by the Federal Deposit Insurance Corporation (the "FDIC") up to the maximum amount ($100,000 per depositor).

There are certain risks in making all loans. A principal economic risk in making loans is the creditworthiness of the borrower. Other risks in making loans include the period of time over which loans may be repaid, changes in economic and industry conditions, circumstances unique to individual borrowers, and uncertainties about the future value of any collateral. The Bank's management maintains an allowance for loan losses based on, among other things, an evaluation of economic conditions and other lending risks, and its regular reviews of delinquencies and loan portfolio quality.

The Bank offers a full range of short to medium-term commercial and personal loans. Commercial loans include both secured and unsecured loans for working capital (including inventory and receivables), business expansion (including acquisition of real estate and improvements), and purchase of equipment and machinery. The Bank offers government guaranteed loans under the Small Business Administration ("SBA") loan program. After originating a guaranteed loan, the Bank may sell the guaranteed portion (approximately 75%) resulting in a gain on the sale of the portion of the loan sold. In addition, the Bank retains the servicing rights to these loans, which generate servicing income on the portion sold. Personal (or consumer) loans include secured and unsecured loans for financing automobiles, home improvements, education, and personal investments.

In addition to deposit and loan services, the Bank's other domestic services include 24-hour multi-lingual telephone banking, Internet banking, cash management services, investment sweep accounts, safe deposit boxes, travelers checks, direct deposit of payroll and social security checks, as well as automatic drafts for various accounts. The Bank is a member of the STAR, CIRRUS and EXCHANGE ATM networks. These ATM networks are used by Bank customers in major cities throughout Georgia and California and in various other cities in the United States and worldwide. The ATM located at the Asian Banking Center branch location also offers multi-lingual screens for Asian-speaking patrons. The Bank offers both VISA and MasterCard credit cards to its customers through a third party vendor.

The Bank's international banking services include inbound and outbound international funds transfers, foreign collections, and import and export letters of credit. The Bank also issues bankers acceptances. The Bank issues drafts or bills of exchange to facilitate international trade and funds are available only after the Bank completes a diligent credit review process. In addition, the Bank offers private banking services to qualified foreign individuals and corporations establishing business operations in Atlanta. These specialized private banking services include bill paying, statement and mail holding, currency exchange, international funds transfers and personal lines of credit (including credit card services).

In addition, the Bank's private banking group assists executives living in the United States with personal banking services that support international business objectives. These services include introductions to correspondent financial services as well as to the Company's general business contacts in international trade markets. The Bank does not offer personal or corporate trust services (other than retirement custodial services for IRAs and similar plans).

Locations and Service Areas

One of the Bank's two primary service areas covers a section of North Metropolitan Atlanta, Georgia including portions of DeKalb, Fulton, Cobb, and Gwinnett Counties. This area includes the city of Chamblee, portions of the cities of Doraville and Norcross, the DeKalb-Peachtree Airport, the Northlake and Perimeter Malls in DeKalb County, Cumberland and Town Center Malls in Cobb County, the Perimeter Business Park and the Peachtree Corners area including Technology Park, and portions of the city of Duluth, Gwinnett County. This area is crossed by major thoroughfares such as Interstate 85 to the East, Georgia 400 to the West, Georgia Highway 140 to the North and Clairmont Road to the South. The Bank also has a deposit processing center located near the Hartfield-Jackson International Airport for the purpose of serving the needs of its customers located near the airport. A second primary service area covers portions of San Jose and Fremont, California. These markets are located in the south San Francisco bay area and are crossed by the major thoroughfares of Highway 101 and Interstates 880, 680, and 280. See "Item 2 - Properties."

Asian-American Markets

One of the Bank's principal target markets is the Atlanta Asian-American population, including members of the Korean, Chinese, Japanese, Indian, and Southeast Asian communities. The 2000 United States census indicated that the Atlanta Asian-American population exceeded 170,000 people, with the majority of this population located in north metropolitan Atlanta, including parts of DeKalb, Fulton, and Cobb counties. The South San Francisco market consists largely of Asian-American and Latin-American individuals and businesses.

Management believes the locations of Bank's main office and Atlanta branch offices are convenient to a large number of Asian-Americans. At year-end 2004, approximately 60% of the Bank's Atlanta customers were Asian-American. Vietnamese and Latin-American individuals comprise the majority of the Bank's San Jose branch and Fremont branch customer bases also.

Management believes that the Asian-American community has a high savings rate, low unemployment, and a commitment to economic advancement through education and hard work. This culture lends itself very well to opportunities for the Bank to serve this community's small owner-operated businesses. In addition, a significant percentage of Asian-Americans in the Bank's market are first generation U.S. immigrants who may be constrained in their current use of banking services at other financial institutions by language and other cultural barriers.

Latin-American Markets

The Bank targets the growing Latin-American market in Atlanta which is largely located in Northern DeKalb County and Southern Gwinnett County. The Bank's Peachtree Corners office is located in this area. The population of Latin-Americans in Atlanta grew over 400% during the decade prior to the 2000 census.

The Bank has employed, and will continue to employ, personnel with additional language skills and first-hand knowledge of the communities to be served. Management believes that language ability and cultural sensitivity, combined with accessibility to senior management, enhances the Bank's competitive position in its market.

International Services Market

Management believes that a growing number of domestic businesses in the metropolitan areas served by the Bank (and, in particular, a growing number of small- to medium-sized businesses) require its international banking services. While a number of the large financial institutions operating in the Bank's markets offer such services, they are typically offered from international banking departments located in downtown office facilities or from an out-of-state location. Frequently, personnel in the branch facilities of these larger institutions generally are not trained to address these specialized needs. Management believes that the Bank has penetrated, and will be able to further penetrate, this market by providing businesses with convenient access to personnel specially trained to provide international services.

The Bank does not engage in off-shore buyer financing or cross border lending. Occasionally, the Bank discounts short-term letters of credit drafts for selected correspondent banks under approved facilities. Management believes that the commercial and political risks of these activities are acceptable based on our assessment of available information on the correspondent banks and the respective countries. As of December 31, 2004, there was $522,000 outstanding under such facilities.

In addition to domestic businesses requiring international banking services, management believes that a growing number of foreign businesses in Atlanta and San Jose, along with their executives and employees, frequently require the international banking services provided by the Bank. Foreign nationals doing business in the United States are often unfamiliar with U.S. banking practices. The Bank has personnel with the language and cultural skills suited to serve this clientele. Management further believes the international banking experience of managers of the Bank, along with the contacts of the directors of the Company and the Bank in the international and domestic business communities, enhances the Bank's ability to compete in this target market.

Supervision and Regulation

Both the Company and the Bank are subject to extensive state and federal banking regulations that impose restrictions on and provide for general regulatory oversight of their operations. These laws generally are intended to protect depositors and not shareholders. The following discussion describes the material elements of the regulatory framework that applies to us.

The Company

Since the Company owns all of the capital stock of the Bank, it is a bank holding company under the federal Bank Holding Company Act of 1956. As a result, the Company is primarily subject to the supervision, examination, and reporting requirements of the Bank Holding Company Act and the regulations of the Board of Governors of the Federal Reserve System (the "Federal Reserve").

Acquisitions of Banks. The Bank Holding Company Act requires every bank holding company to obtain the Federal Reserve's prior approval before:

- acquiring direct or indirect ownership or control of any voting shares of any bank if, after the acquisition, the bank holding company will directly or indirectly own or control more than 5% of the bank's voting shares;

- acquiring all or substantially all of the assets of any bank; or

- merging or consolidating with any other bank holding company.

Additionally, the Bank Holding Company Act provides that the Federal Reserve may not approve any of these transactions if it would result in or tend to create a monopoly or, substantially lessen competition or otherwise function as a restraint of trade, unless the anti-competitive effects of the proposed transaction are clearly outweighed by the public interest in meeting the convenience and needs of the community to be served. The Federal Reserve is also required to consider the financial and managerial resources and future prospects of the bank holding companies and banks concerned and the convenience and needs of the community to be served. The Federal Reserve's consideration of financial resources generally focuses on capital adequacy, which is discussed below.

Under the Bank Holding Company Act, if adequately capitalized and adequately managed, the Company or any other bank holding company located in Georgia may purchase a bank located outside of Georgia. Conversely, an adequately capitalized and adequately managed bank holding company located outside of Georgia may purchase a bank located inside Georgia. In each case, however, restrictions may be placed on the acquisition of a bank that has only been in existence for a limited amount of time or will result in specified concentrations of deposits.

Change in Bank Control. Subject to various exceptions, the Bank Holding Company Act and the Change in Bank Control Act, together with related regulations, require Federal Reserve approval prior to any person or company acquiring "control" of a bank holding company. Control is conclusively presumed to exist if an individual or company acquires 25% or more of any class of voting securities of the bank holding company. Control is refutably presumed to exist if a person or company acquires 10% or more, but less than 25%, of any class of voting securities and either:

- the bank holding company has registered securities under Section 12 of the Securities Act of 1934; or
- no other person owns a greater percentage of that class of voting securities immediately after the transaction.

Our common stock is registered under the Securities Exchange Act of 1934. The regulations provide a procedure for challenging any rebuttable presumption of control.

Permitted Activities. A bank holding company is generally permitted under the Bank Holding Company Act, to engage in or acquire direct or indirect control of more than 5% of the voting shares of any company engaged in the following activities:

- Banking or managing or controlling banks; and
- Any activity that the Federal Reserve determines to be so closely related to banking as to be a proper incident to the business of banking.

Activities that the Federal Reserve has found to be so closely related to banking as to be a proper incident to the business of banking include:

- Factoring accounts receivable;
- Making, acquiring, brokering or servicing loans and usual related activities;
- Leasing personal or real property;
- Operating a non-bank depository institution, such as a savings association;
- Trust company functions;
- Financial and investment advisory activities;
- Conducting discount securities brokerage activities;

- Underwriting and dealing in government obligations and money market instruments;

- Providing specified management consulting and counseling activities;

- Performing selected data processing services and support services;

- Acting as agent or broker in selling credit life insurance and other types of insurance in connection with credit transactions; and

- Performing selected insurance underwriting activities.

Despite prior approval, the Federal Reserve may order a bank holding company or its subsidiaries to terminate any of these activities or to terminate its ownership or control of any subsidiary when it has reasonable cause to believe that the bank holding company's continued ownership, activity or control constitutes a serious risk to the financial safety, soundness, or stability of it or any of its bank subsidiaries.

In addition to the permissible bank holding company activities listed above, a bank holding company may qualify and elect to become a financial holding company, permitting the bank holding company to engage in additional activities that are financial in nature or incidental or complementary to financial activity. The Bank Holding Company Act expressly lists the following activities as financial in nature:

- Lending, trust and other banking activities;

- Insuring, guaranteeing, or indemnifying against loss or harm, or providing and issuing annuities, and acting as principal, agent, or broker for these purposes, in any state;

- Providing financial, investment, or advisory services;

- Issuing or selling instruments representing interests in pools of assets permissible for a bank to hold directly;

- Underwriting, dealing in or making a market in securities;

- Other activities that the Federal Reserve may determine to be so closely related to banking or managing or controlling banks as to be a proper incident to managing or controlling banks;

- Foreign activities permitted outside of the United States if the Federal Reserve has determined them to be usual in connection with banking operations abroad;

- Merchant banking through securities or insurance affiliates; and

- Insurance company portfolio investments.

To qualify to become a financial holding company, the Bank and any other depository institution subsidiary of the Company must be well capitalized and well managed and must have a Community Reinvestment Act rating of at least "satisfactory." Additionally, the Company must file an election with the Federal Reserve to become a financial holding company and must provide the Federal Reserve with 30 days' written notice prior to engaging in a permitted financial activity. While the Company meets the qualification standards applicable to financial holding companies, the Company has not elected to become a financial holding company at this time.

Support of Subsidiary Institutions. Under Federal Reserve policy, the Company is expected to act as a source of financial strength for the Bank and to commit resources to support the Bank. This support may be required at times when, without this Federal Reserve policy, the Company might not be inclined to provide it. In addition, any capital loans made by the Company to the Bank will be repaid only after its deposits and various other obligations are repaid in full. In the unlikely event of the Company's bankruptcy, any commitment by it to a federal bank regulatory agency to maintain the capital of the Bank will be assumed by the bankruptcy trustee and entitled to a priority of payment.

The Bank

Because the Bank is chartered as a national bank, it is primarily subject to the supervision, examination and reporting requirements of the National Bank Act and the regulations of the Office of the Comptroller of the Currency. The Office of the Comptroller of the Currency regularly examines the Bank's operations and has the authority to approve or disapprove mergers, the establishment of branches and similar corporate actions. The Office of the Comptroller of the Currency also has the power to prevent the continuance or development of unsafe or unsound banking practices or other violations of law. Additionally, the Bank's deposits are insured by the FDIC to the maximum extent provided by law. The Bank is also subject to numerous state and federal statutes and regulations that affect its business, activities and operations.

Branching. National banks are required by the National Bank Act to adhere to branching laws applicable to state banks in the states in which they are located. Under current Georgia law, the Bank may open branch offices throughout Georgia with the prior approval of the Office of the Comptroller of the Currency. In addition, with prior regulatory approval, the Bank may acquire branches of existing banks located in Georgia. The Bank and any other national or state-chartered bank generally may branch across state lines by merging with banks in other states if allowed by the laws of the applicable states (the foreign state).

Under the Federal Deposit Insurance Act, states may "opt-in" and allow out-of-state banks to branch into their state by establishing a new start-up branch in the state. Currently, Georgia has not opted-in to this provision. Therefore, interstate merger is the only method through which a bank located outside of Georgia may branch into Georgia. This provides a limited barrier of entry into the Georgia banking market, which protects us from an important segment of potential competition. However, because Georgia has elected not to opt-in, our ability to establish a new start-up branch in another state may be limited. Many states that have elected to opt-in have done so on a reciprocal basis, meaning that an out-of-state bank may establish a new start-up branch only if their home state has also elected to opt-in. Consequently, until Georgia changes its election, the only way we will be able to branch into states that have elected to opt-in on a reciprocal basis will be through interstate merger.

Prompt Corrective Action. The Federal Deposit Insurance Corporation Improvement Act of 1991 establishes a system of prompt corrective action to resolve the problems of undercapitalized financial institutions. Under this system, the federal banking regulators have established five capital categories (well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized and critically undercapitalized) in which all institutions are placed. Federal banking regulators are required to take various mandatory supervisory actions and are authorized to take other discretionary actions with respect to institutions in the three undercapitalized categories. The severity of the action depends upon the capital category in which the institution is placed. Generally, subject to a narrow exception, the banking regulator must appoint a receiver or conservator for an institution that is critically undercapitalized. The federal banking agencies have specified by regulation the relevant capital level for each category.

An institution that is categorized as undercapitalized, significantly undercapitalized, or critically undercapitalized is required to submit an acceptable capital restoration plan to its appropriate federal banking agency. A bank holding company must guarantee that a subsidiary depository institution meets its capital restoration plan, subject to various limitations. The controlling holding company's obligation to fund a capital restoration plan is limited to the lesser of 5% of an undercapitalized subsidiary's assets at the time it became undercapitalized or the amount required to meet regulatory capital requirements. An undercapitalized institution is also generally prohibited from increasing its average total assets, making acquisitions, establishing any branches or engaging in any new line of business, except under an accepted capital restoration plan or with FDIC approval. The regulations also establish procedures for downgrading an institution to a lower capital category based on supervisory factors other than capital.

FDIC Insurance Assessments. The FDIC has adopted a risk-based assessment system for insured depository institutions that takes into account the risks attributable to different categories and concentrations of assets and liabilities. The system assigns an institution to one of three capital categories: (1) well capitalized; (2) adequately capitalized; and (3) undercapitalized. These three categories are substantially similar to the prompt corrective action categories described above, with the "undercapitalized" category including institutions that are undercapitalized, significantly undercapitalized, and critically undercapitalized for prompt corrective action purposes. The FDIC also assigns an institution to one of three supervisory subgroups based on a supervisory evaluation that the institution's primary federal regulator provides to the FDIC and information that the FDIC determines to be relevant to the institution's financial condition and the risk posed to the deposit insurance funds. Assessments range from 0 to 27 cents per $100 of deposits, depending on the institution's capital group and supervisory subgroup. In addition, the FDIC imposes assessments to help pay off the $780 million in annual interest payments on the $8 billion Financing Corporation bonds issued in the late 1980s as part of the government rescue of the thrift industry. This assessment rate is adjusted quarterly and is set at 1.44 cents per $100 of deposits for the first quarter of 2005.

The FDIC may terminate its insurance of deposits if it finds that the institution has engaged in unsafe and unsound practices, is in an unsafe or unsound condition to continue operations, or has violated any applicable law, regulation, rule, order, or condition imposed by the FDIC.

Community Reinvestment Act. The Community Reinvestment Act requires that, in connection with examinations of financial institutions within their respective jurisdictions, the Federal Reserve, the FDIC, or the Office of the Comptroller of the Currency, shall evaluate the record of each financial institution in meeting the credit needs of its local community, including low and moderate-income neighborhoods. These facts are also considered in evaluating mergers, acquisitions, and applications to open a branch or facility. Failure to adequately meet these criteria could impose additional requirements and limitations on the Bank. Additionally, we must publicly disclose the terms of various Community Reinvestment Act-related agreements.

Other Regulations. Interest and other charges collected or contracted for by the Bank are subject to state usury laws and federal laws concerning interest rates. For example, under the Soldiers' and Sailors' Civil Relief Act of 1940, a lender is generally prohibited from charging an annual interest rate in excess of 6% on any obligation for which the borrower is a person on active duty with the United States military.

The Bank's loan operations are also subject to federal laws applicable to credit transactions, such as the:

- Federal Truth-In-Lending Act, governing disclosures of credit terms to consumer borrowers;
- Home Mortgage Disclosure Act of 1975, requiring financial institutions to provide information to enable the public and public officials to determine whether a financial institution is fulfilling its obligation to help meet the housing needs of the community it serves;
- Equal Credit Opportunity Act, prohibiting discrimination on the basis of race, creed or other prohibited factors in extending credit;
- Fair Credit Reporting Act of 1978, governing the use and provision of information to credit reporting agencies;
- Fair Debt Collection Act, governing the manner in which consumer debts may be collected by collection agencies;

- Soldiers' and Sailors' Civil Relief Act of 1940, governing the repayment terms of, and property rights underlying, secured obligations of persons in military service; and

- the rules and regulations of the various federal agencies charged with the responsibility of implementing these federal laws.

The deposit operations of the Bank are subject to:

- The Right to Financial Privacy Act, which imposes a duty to maintain confidentiality of consumer financial records and prescribes procedures for complying with administrative subpoenas of financial records; and

- The Electronic Funds Transfer Act and Regulation E issued by the Federal Reserve to implement that act, which govern automatic deposits to and withdrawals from deposit accounts and customers' rights and liabilities arising from the use of automated teller machines and other electronic banking services.

Capital Adequacy

The Company and the Bank are required to comply with the capital adequacy standards established by the Federal Reserve, in the case of the Company, and the Office of the Comptroller of the Currency, in the case of the Bank. The Federal Reserve has established a risk-based and a leverage measure of capital adequacy for bank holding companies. The Bank is also subject to risk-based and leveraged capital requirements adopted by the Office of the Comptroller of the Currency, which are substantially similar to those adopted by the Federal Reserve for bank holding companies.

The risk-based capital standards are designed to make regulatory capital requirements more sensitive to differences in risk profiles among banks and bank holding companies, to account for off-balance-sheet exposure, and to minimize disincentives for holding liquid assets. Assets and off-balance-sheet items, such as letters of credit and unfunded loan commitments, are assigned to broad risk categories, each with appropriate risk weights. The resulting capital ratios represent capital as a percentage of total risk-weighted assets and off-balance-sheet items.

The minimum guideline for the ratio of total capital to risk-weighted assets is 8%. Total capital consists of two components, Tier 1 Capital and Tier 2 Capital. Tier 1 Capital generally consists of common stock, minority interests in the equity accounts of consolidated subsidiaries, noncumulative perpetual preferred stock, and a limited amount of qualifying cumulative perpetual preferred stock, less goodwill and other specified intangible assets. Tier 1 Capital must equal at least 4% of risk-weighted assets. Tier 2 Capital generally consists of subordinated debt, other preferred stock, and a limited amount of loan loss reserves. The total amount of Tier 2 Capital is limited to 100% of Tier 1 Capital. At December 31, 2004, our ratio of total capital to risk-weighted assets was 13.9% and our ratio of Tier 1 Capital to risk-weighted assets was 12.4%.

In addition, the Federal Reserve has established minimum leverage ratio guidelines for bank holding companies. These guidelines provide for a minimum ratio of Tier 1 Capital to average assets, less goodwill and other specified intangible assets, of 3% for bank holding companies that meet specified criteria, including having the highest regulatory rating and implementing the Federal Reserve's risk-based capital measure for market risk. All other bank holding companies generally are required to maintain a leverage ratio of at least 4%. At December 31, 2004, our leverage ratio was 8.8%. The guidelines also provide that bank holding companies experiencing internal growth or making acquisitions will be expected to maintain strong capital positions substantially above the minimum supervisory levels without reliance on intangible assets. The Federal Reserve considers the leverage ratio and other indicators of capital strength in evaluating proposals for expansion or new activities.

Failure to meet capital guidelines could subject a bank or bank holding company to a variety of enforcement remedies, including issuance of a capital directive, the termination of deposit insurance by the FDIC, a prohibition on accepting brokered deposits, and certain other restrictions on its business. As described above, significant additional restrictions can be imposed on FDIC-insured depository institutions that fail to meet applicable capital requirements. See "--The Bank--Prompt Corrective Action."

Payment of Dividends

The Company is a legal entity separate and distinct from the Bank. The principal sources of the Company's cash flow, including cash flow to pay dividends to its shareholders, are dividends that the Bank pays to its sole shareholder, the Company. Statutory and regulatory limitations apply to the Bank's payment of dividends to the Company as well as to the Company's payment of dividends to its shareholders.

The Bank is required by federal law to obtain prior approval of the Office of the Comptroller of the Currency for payments of dividends if the total of all dividends declared by our board of directors in any year will exceed (1) the total of the Bank's net profits for that year, plus (2) the Bank's retained net profits of the preceding two years, less any required transfers to surplus. The Bank paid $2.8 million in cash dividends to the Company in 2004.

The payment of dividends by the Company and the Bank may also be affected by other factors, such as the requirement to maintain adequate capital above regulatory guidelines. If, in the opinion of the Office of the Comptroller of the Currency, the Bank were engaged in or about to engage in an unsafe or unsound practice, the Office of the Comptroller of the Currency could require, after notice and a hearing, that the Bank stop or refrain engaging in the practice. The federal banking agencies have indicated that paying dividends that deplete a depository institution's capital base to an inadequate level would be an unsafe and unsound banking practice. Under the Federal Deposit Insurance Corporation Improvement Act of 1991, a depository institution may not pay any dividend if payment would cause it to become undercapitalized or if it already is undercapitalized. Moreover, the federal agencies have issued policy statements that provide that bank holding companies and insured banks should generally only pay dividends out of current operating earnings. See "--The Bank--Prompt Corrective Action" above.

Restrictions on Transactions with Affiliates

The Company and the Bank are subject to the provisions of Section 23A of the Federal Reserve Act. Section 23A places limits on the amount of:

- a bank's loans or extensions of credit to affiliates;
- a bank's investment in affiliates;
- assets a bank may purchase from affiliates, except for real and personal property exempted by the Federal Reserve;
- loans or extensions of credit to third parties collateralized by the securities or obligations of affiliates; and
- a bank's guarantee, acceptance or letter of credit issued on behalf of an affiliate.

The total amount of the above transactions is limited in amount, as to any one affiliate, to 10% of a bank's capital and surplus and, as to all affiliates combined, to 20% of a bank's capital and surplus. In addition to the limitation on the amount of these transactions, each of the above transactions must also meet specified collateral requirements. The Bank must also comply with other provisions designed to avoid the taking of low-quality assets.

The Company and the Bank are also subject to the provisions of Section 23B of the Federal Reserve Act which, among other things, prohibit an institution from engaging in the above transactions with affiliates unless the transactions are on terms substantially the same, or at least as favorable to the institution or its subsidiaries, as those prevailing at the time for comparable transactions with nonaffiliated companies.

The Bank is also subject to restrictions on extensions of credit to its executive officers, directors, principal shareholders and their related interests. These extensions of credit (1) must be made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with third parties, and (2) must not involve more than the normal risk of repayment or present other unfavorable features.

Privacy

Financial institutions are required to disclose their policies for collecting and protecting confidential information. Customers generally may prevent financial institutions from sharing nonpublic personal financial information with nonaffiliated third parties except under narrow circumstances, such as the processing of transactions requested by the consumer or when the financial institution is jointly sponsoring a product or service with a nonaffiliated third party. Additionally, financial institutions generally may not disclose consumer account numbers to any nonaffiliated third party for use in telemarketing, direct mail marketing or other marketing to consumers.

Consumer Credit Reporting

On December 4, 2003, the President signed the Fair and Accurate Credit Transactions Act (the "FAIR Act"), amending the federal Fair Credit Reporting Act (the "FCRA"). Most of the amendments to the FCRA (the "FCRA Amendments") became effective in 2004. The FCRA Amendments include, among other things:

- new requirements for financial institutions to develop policies and procedures to identify potential identity theft and, upon the request of a consumer, place a fraud alert in the consumer's credit file stating that the consumer may be the victim of identity theft or other fraud;

- consumer notice requirements for lenders that use consumer report information in connection with risk-based credit pricing programs;

- for entities that furnish information to consumer reporting agencies (which would include the Bank), new requirements to implement procedures and policies regarding the accuracy and integrity of the furnished information, and regarding the correction of previously furnished information that is later determined to be inaccurate; and

- a new requirement for mortgage lenders to disclose credit scores to consumers.

The FCRA Amendments also prohibit a business that receives consumer information from an affiliate from using that information for marketing purposes unless the consumer is first provided a notice and an opportunity to direct the business not to use the information for such marketing purposes, subject to certain exceptions. The Company and its affected subsidiaries will have implement policies and procedures to comply with the new rules.

Anti-Terrorism Legislation

The Bank is subject to the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act (the "USA PATRIOT Act"), the Bank Secrecy Act, and rules and regulations of the Office of Foreign Assets Control (the "OFAC"). 8These statutes and related rules and regulations impose requirements and limitations on specified financial transactions and account relationships, intended to guard against money laundering and terrorism financing. The Bank has established a customer identification program pursuant to Section 326 of the USA PATRIOT Act and the Bank Secrecy Act, and otherwise has implemented policies and procedures and policies to comply with the foregoing rules.

Proposed Legislation and Regulatory Action

New regulations and statutes are regularly proposed that contain wide-ranging proposals for altering the structures, regulations and competitive relationships of financial institutions operating and doing business in the United States. We cannot predict whether or in what form any proposed regulation or statute will be adopted or the extent to which our business may be affected by any new regulation or statute.

Effect of Governmental Monetary Polices

Our earnings are affected by domestic economic conditions and the monetary and fiscal policies of the United States government and its agencies. The Federal Reserve Bank's monetary policies have had, and are likely to continue to have, an important impact on the operating results of commercial banks through its power to implement national monetary policy in order, among other things, to curb inflation or combat a recession. The monetary policies of the Federal Reserve affect the levels of bank loans, investments and deposits through its control over the issuance of United States government securities, its regulation of the discount rate applicable to member banks and its influence over reserve requirements to which member banks are subject. We cannot predict the nature or impact of future changes in monetary and fiscal policies.

Employees

As of March 1, 2005, the Company and the Bank had 132 full-time equivalent employees. Management anticipates additional hiring in 2005 only for normal organic growth. The employees are not part of any collective bargaining agreement and employee relations with the Company are considered good.

Item 2. Properties

Main Office

The Bank's main office is at 4360 Chamblee-Dunwoody Road, Atlanta, DeKalb County, Georgia, on the ground floor of a five-story, 100,000 square foot, office building near the intersection of Interstate 285 and Chamblee-Dunwoody Road. The Bank has a lease for 8,941 square feet on the main floor of the building and an additional 14,534 square feet on the third floor. The lease for the first floor premises, which began on January 1, 2001, provides base rental of $17.50 per square foot per year. The lease provides for escalations through its expiration on December 31, 2010. The third floor lease provides base rental of $17.50 per square foot per year on 10,462 square feet and $19.00-$25.00 per square foot per year on the remaining square feet. The lease for the third floor premises expires on December 31, 2007. The first floor space, which includes the main branch, has six teller stations, two customer service stations, the small business lending department, the loan operations department, offices for loan officers, and the main conference room. The Bank has an ATM attached to the building. The third floor space houses the international department, the operations and check processing departments, as well as other bank administration offices.

Asian Banking Center

The Bank owns an office building containing 18,000 square feet of space located on 2.77 acres of land in Atlanta's Asian-American business district on Shallowford Road near Buford Highway. The address is 3490 Shallowford Road, Atlanta, Georgia. The Bank currently utilizes 6,000 square feet of first floor space in the building for a branch office. Additionally a Bank lending group occupies 1,838 square feet on the second floor. The Bank has leased approximately 9,000 square feet, including common areas, to other tenants which leases provide base rental rates from $15.75 to $17.67 per square foot per annum. The branch office has six teller stations, five customer service stations, and five offices for lending officers and management. In addition, the Bank has installed a drive-through ATM and drive-through teller window.

Vinings

The Bank's branch office in the Vinings area of Cobb County is located at One Paces West, Suite 150, 2727 Paces Ferry Road, N.W., Atlanta, Georgia. The office building has 246,515 square feet of leasable space near the intersection of Interstate 285 and Paces Ferry Road. The Vinings branch office contains 5,266 square feet of space, which the Bank has leased at a base rate of $21.25 per square foot per annum. This space consists of four teller stations, two drive-in windows, four customer service stations, six offices for management and lending officers and a conference room. The Bank also has an ATM at this location. The initial term of the lease expires in June 2007.

Peachtree Corners

The Bank also leases approximately 2,500 square feet of a two-story 7,700 square foot building, as a branch location in the Peachtree Corners area of north Atlanta. The building sits on 1.3 acres at 3280 Holcomb Bridge Road, Norcross, Georgia. This branch office has four teller stations, one drive-up window, one drive-in lane, two offices for a lending officer and branch management, as well as a drive-through ATM. The term of the lease, beginning in 2000, is five years at a base rent of $10.00 per square foot per year and includes three options to extend the lease for five years each at the same base rate.

Phoenix Boulevard Deposit Processing Center

The Bank leases 2,706 square feet of a five-story, 87,384 square foot building, as a deposit processing center to serve the Southern area of Atlanta. The limited access office has three teller stations, two offices for customer relations personnel and a conference room.   The lease term began in July 2004 at a base rate of $16.75 per square foot per year for a period of 65 months.

Park Village Office

The Bank leases a 4,800 square foot branch office located at 2540 Pleasant Hill Road, Duluth, Georgia. The office includes five teller stations, one drive-in lane, and office for a lending officer, two offices for branch management and a conference room. The office also has a walk-up ATM. The lease term is for a period of ten years with three options to extend for five-year periods each. The initial lease began in March 2005 and provides for a base rate of $25.00 per square foot per year.

San Jose Office

The Bank's San Jose branch office is in leased office space at 1648-A Tully Road, San Jose, California. The branch occupies 3,570 square feet of a building containing 5,796 total square feet. This branch has four teller stations, including a merchant booth for large commercial transactions, and a walk-up ATM machine. The base rent for this office is $33.00 per square foot per year, and the lease expires in July 2019.

San Jose Operations Office

The Bank's loan and deposit operations are housed in leased office space at 1694 Tully Road, San Jose, California. This office originally included the branch facility which was moved to 1648-A Tully Road in November 2004. The Operations Office consists of 8,142 square feet at a base rate of $24.23 per square foot per year and expires in March 2006.

Fremont Office

The Bank also leases space for a branch location at 46615 Mission Boulevard, Fremont, California. The Bank leases approximately 5,092 square feet for this office under a primary lease agreement for 2,770 square feet and a sublease agreement on 2,322 adjoining square feet. The primary lease has a base rent of $43.80 per square foot per year, and expires in May of 2008. The sublease has a base rent of $31.20 and also expires in March 2008. Both lease agreements provide for two options of five (5) years each to extend the term. The branch has four teller windows, a merchant booth for processing large commercial deposits, six offices for a lending officer and branch management and a walk-up ATM.

Item 3.   Legal Proceedings

There are no material legal proceedings, other than ordinary routine litigation incidental to their business, pending against or involving assets of the Company or the Bank.

Item 4.   Submission of Matters to a Vote of Security-Holders

No matter was submitted during the fourth quarter of the fiscal year covered by this report to a vote of security-holders, through the solicitation of proxies or otherwise.

PART II.

Item 5.   Market for Registrant's Common Equity and Related Stockholder Matters

The Company's shares are listed on the Nasdaq National Market under the symbol "SBGA". As of March 1, 2005, the quoted purchase price for the Company's shares was $15.44 per share. There were approximately 340 holders of record of the Company's Common Stock at March 1, 2005. Additionally, there are an estimated 1,270 shareholders who hold shares in various brokerage and investment accounts.

The Company began paying quarterly cash dividends in 1995 and paid a total of $.08 per share in that year. The Company paid a total of $.40 and $.35 per share in cash dividends in 2004 and 2003, respectively.   These amounts have been restated for the stock dividend awarded in 2004. Although the Company currently plans to continue paying cash dividends on a quarterly basis, Summit's dividend policy may change in the future. The declaration and payment of dividends will depend upon business conditions, operating results, capital and reserve requirements, and the Board of Directors' consideration of other relevant factors. In addition, our ability to pay dividends in the future will depend, in part, on the earnings of the Bank and its ability to pay dividends to the Company. See "Business -- Supervision and Regulation -- Payment of Dividends."

For additional information concerning the Company's quarterly stock prices and quarterly cash dividends see the Company's 2004 Annual Report to Shareholders which is incorporated by reference herein.

The Company did not repurchase any of its securities during the fourth quarter of 2004.

Item 6.   Selected Financial Data

The selected consolidated financial data presented below as of and for each of the five years ended December 31, 2004 is unaudited and has been derived from the Consolidated Financial Statements of the Company and its subsidiaries, and from records of the Company. The information presented below should be read in conjunction with the Consolidated Financial Statements, the Notes to Consolidated Financial Statements and "Management's Discussion and Analysis of Financial Condition and Results of Operations." Averages are derived from daily balances. Share and per share amounts for all years are adjusted for all relevant stock splits and stock dividends during the period.

	As of December 31,				
(Dollars in thousands, except share and per share data)					
Balance Sheet Data	2004	2003	2002	2001	2000
Total assets	$547,708	$477,145	$402,860	$341,443	$283,403
Investment securities	151,891	125,726	112,924	90,209	59,402
Loans	339,205	317,072	258,723	219,744	190,354
Allowance for loan losses	4,549	4,047	3,435	3,234	3,141
Deposits	434,453	368,599	317,426	294,924	239,274
Federal Home Loan Bank advances	25,000	25,000	20,000	10,000	10,000
Other borrowed funds	35,394	34,957	30,725	5,466	4,809
Long-term debentures	12,000	12,000	--	--	--
Stockholders' equity	34,629	32,736	31,176	27,396	25,950

	Year Ended December 31,				
Statement of Income Data	2004	2003	2002	2001	2000
Interest income	$26,690	$23,548	$21,901	$23,539	$23,347
Interest expense	8,260	7,145	8,099	11,074	9,078
Net interest income	18,430	16,403	13,802	12,465	14,269
Provision for loan losses	1,090	1,199	1,130	755	1,250
Net interest income after provision for loan losses	17,340	15,204	12,672	11,710	13,019
Noninterest income	3,928	3,929	5,023	3,184	3,530
Noninterest expenses	13,737	12,211	11,808	11,002	10,692
Income tax expense	2,378	2,100	1,743	1,280	2,070
Net income	$5,153	$4,822	$4,144	$2,612	$3,787

Per Share Data					
Book value per share at year end	$6.09	$5.79	$5.51	$4.72	$4.37
Basic earnings per share	.91	.85	.74	.44	.64
Diluted earnings per share	.91	.85	.74	.44	.64
Weighted-average shares outstanding - basic	5,686,563	5,652,604	5,636,904	5,905,365	5,950,833
Weighted-average shares outstanding - diluted	5,687,303	5,672,007	5,646,608	5,905,365	5,950,833
Dividends declared	$.40	$.35	$.27	$.24	$.20
Dividend payout ratio	44.15%	40.63%	36.36%	53.73%	37.50%

Ratios					
Return on average assets	1.03%	1.11%	1.12%	.80%	1.35%
Return on average equity	15.29%	15.09%	14.61%	9.65%	15.94%
Average equity/average assets	6.72%	7.38%	7.60%	8.31%	8.49%
Net interest margin	3.94%	4.08%	4.02%	4.14%	5.67%
Non-performing assets/total loans and other real estate	.84%	.12%	.39%	.21%	1.06%
Allowance for loan losses/total loans	1.34%	1.28%	1.33%	1.47%	1.65%
Noninterest expense/net interest income and noninterest income	61.44%	60.06%	61.52%	70.30%	60.07%

Item 7.   Management's Discussion and Analysis of Financial Condition and Results of Operations

Incorporated by reference to the 2004 Annual Shareholders' Report -- See Cross Reference Index on page 2 and Exhibit 13.1.

Item 7a.   Quantitative and Qualitative Disclosures About Market Risk

Incorporated by reference to the 2004 Annual Shareholders' Report -- See Cross Reference Index on page 2 and Exhibit 13.1.

Item 8.   Financial Statements and Supplementary Data

Incorporated by reference to the 2004 Annual Shareholders' Report -- See Cross Reference Index on page 2 and Exhibit 13.1.

Item 9.   Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None

Item 9A.   Controls and Procedures

As of the end of the period covered by this report, the Company's management, including the Company's Chief Executive Officer and Chief Financial Officer, reviewed and evaluated the effectiveness of the design and operation of the Company's disclosure controls and procedures pursuant to Exchange Act Rule 13a-15. Based upon that evaluation, the Company's Chief Executive Officer and Chief Financial Officer concluded that the Company's disclosure controls and procedures are effective in timely alerting them to material information relating to the Company (including its consolidated subsidiaries) that is required to be included in the Company's periodic filings with the Securities and Exchange Commission. There have been no significant changes in the Company's internal controls or, to management's knowledge, in other factors that could significantly affect those internal controls subsequent to the date management carried out its evaluation, and there have been no corrective actions with respect to significant deficiencies or material weaknesses.

Item 9B.   Other Information

None.

PART III

Item 10. Directors and Executive Officers of the Registrant

The Company has a Code of Conduct that applies to all of the Company's employees (including its principal executive, financial and accounting officers) and directors. A copy of the Code of Conduct is posted on the Company's website at www.summitbk.com under "Investor Relations/Officers and Directors." Additional information regarding the Company's directors and executive officers is incorporated by reference to the Definitive Proxy Statement for the 2005 Annual Shareholders' Meeting -- See Cross Reference Index on page 2.

Item 11. Executive Compensation

Incorporated by reference to the Definitive Proxy Statement for the 2005 Annual Shareholders' Meeting -- See Cross Reference Index on page 2.

Item 12. Security Ownership of Certain Beneficial Owners and Management

The following table provides information regarding compensation plans under which equity securities of the Company are authorized for issuance. All data is presented as of December 31, 2004, adjusted for the February 17, 2004 three-for-two stock split.

Equity Compensation Plan Table

Plan category	(a) Number of securities to be issued upon exercise of outstanding options, warrants and rights	(b) Weighted-average exercise price of outstanding options, warrants and rights	(c) Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by security holders	4,500	$12.99	679,409
Equity compensation plans not approved by security holders	-	-	-
Total	4,500	$12.99	679,409

Additional disclosure is incorporated by reference to the Definitive Proxy Statement for the 2005 Annual Shareholders' Meeting **--**See Cross Reference Index on page 2.

Item 13. Certain Relationships and Related Transactions

Incorporated by reference to the Definitive Proxy Statement for the 2005 Annual Shareholders' Meeting -- See Cross Reference Index on page 2.

Item 14. Principal Accounting Fees and Services

Incorporated by reference to the Definitive Proxy Statement for the 2005 Annual Shareholders' Meeting --- See Cross Reference Index on page 2.

PART IV

Item 15.   Exhibits and Financial Statement Schedules

(a)   The following documents are filed as part of this report:

1.   Financial Statements - The consolidated financial statements, notes to consolidated financial statements, and report of independent registered public accounting firm thereon, appear in the 2004 Annual Shareholders' Report -- See Cross Reference Index on page 2 and Exhibit 13.1.

2.   Financial Statement Schedules - These are omitted as they are not required or are not applicable.

3.   Exhibits (numbered in accordance with Item 601 of Regulation S-K.) The Company's SEC file number for exhibits incorporated by reference is 0-21267.

Exhibit Number	Exhibit
3.1	Amended and Restated Articles of Incorporation of Summit Bank Corporation (incorporated by reference to Exhibit 3.1 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2002)
3.2	Bylaws of Summit Bank Corporation, as amended (incorporated by reference to Exhibit 3.2 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2002)
4.1	The rights of security holders are defined in (I) Articles Five, Six, Nine, Ten, Eleven, Thirteen, Fourteen, and Sixteen of the Amended and Restated Articles of Incorporation of Summit Bank Corporation and (ii) Articles Two, Three, Eight, Ten, and Eleven of the amended Bylaws of Summit Bank Corporation, (see Exhibits 3.1 and 3.2, respectively)
4.2	Indenture dated September 30, 2003 between Summit Bank Corporation and The Bank of New York relating to Trust Preferred Securities issued by the Company (incorporated by reference to Exhibit 4.2 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2003)
10.1*	Summit Bank Corporation 1998 Stock Incentive Plan, dated as of February 23, 1998 (incorporated by reference to Appendix A to the Company's Proxy Statement filed on March 18, 1998)
10.1a*	Form of option agreement pursuant to the Summit Bank Corporation 1998 Stock Incentive Plan for employees.
10.1b*	Form of option agreement pursuant to the Summit Bank Corporation 1998 Stock Incentive Plan for non-employees.
10.2	Lease Agreement dated December 3, 1993, between Baker Dennard Co., Lessor, and Summit National Bank, Lessee (incorporated by reference to Exhibit 10.4 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1993) (Main office)
10.2a	Fifth Amendment to Lease Agreement (referenced in Exhibit 10.2 and incorporating amendments One through Four), dated March 13, 2000, between The Realty Associates Fund IV, L.P., successor in interest to Baker Dennard Co., Lessor, and Summit National Bank,

Lessee (incorporated by reference to Exhibit 10.2a to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2000) (Main office)

10.2b   Sixth Amendment to Lease Agreement. (referenced in Exhibit 10.2), dated January 4, 2001 between The Realty Associates Fund IV, L.P., successor in interest to Baker Dennard Co, Lessor, and Summit National Bank, Lessee (incorporated by reference to Exhibit 10.2b to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2000) (Main office)

10.2c   Seventh Amendment to Lease Agreement (referenced in Exhibit 10.2), dated March 29, 2002 between The Realty Associates Fund IV, L.P., successor in interest to Baker Dennard Co, Lessor, and Summit National Bank, Lessee (incorporated by reference to Exhibit 10.2c to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2002) (Main office)

10.3*   Change in Control Agreement dated August 25, 1995 by and between Pin Pin Chau, President of the Summit National Bank, and the Summit National Bank (incorporated by reference to Exhibit 10.7 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1995)

10.4*   Change in Control Agreement dated August 25, 1995 by and between David Yu, Chairman of the Summit National Bank, and the Summit National Bank (incorporated by reference to Exhibit 10.8 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1995)

10.5*   Change in Control Agreement dated August 25, 1995 by and between Alec Dudley, Executive Vice President of the Summit National Bank, and the Summit National Bank (incorporated by reference to Exhibit 10.9 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1995)

10.6*   Change in Control Agreement dated August 25, 1995 by and between Gary McClung, Executive Vice President of the Summit National Bank, and the Summit National Bank (incorporated by reference to Exhibit 10.9 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1995)

10.7*   Post Retirement Compensation Agreement dated December 20, 2004 by and between Pin Pin Chau, CEO of the Company, and the Company

11.1   Statement Regarding Computation of Net Income per Share

13.1   2004 Annual Report to Shareholders

14.1   Code of Ethics (incorporated by reference to Exhibit 14.1 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2003)

21.1   Subsidiaries of Summit Bank Corporation (incorporated by reference to Exhibit 21.1 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1999)

23.1   Consent of Independent Registered Public Accounting Firm

31.1   Certification of Chief Executive Officer and Acting Chief Financial Officer

32.1   Certification of Chief Executive Officer and Acting Chief Financial Officer

    *   Denotes a management contract, compensatory plan or arrangement

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SUMMIT BANK CORPORATION

BY: /s/ Pin Pin Chau
          Pin Pin Chau
          Chief Executive Officer

          Date   March 29, 2005

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

/s/ Pin Pin Chau Pin Pin Chau	Director, Chief Executive Officer Acting Principal Financial Officer (principal executive And financial officer)	Dated: March 29, 2005
/s/ David Yu David Yu	Director, President	Dated: March 29, 2005
/s/ Carl L. Patrick, Jr. Carl L. Patrick, Jr.	Director, Chairman of the Board	Dated: March 28, 2005
/s/ Gerald L. Allison Gerald L. Allison	Director, Vice Chairman of the Board	Dated: March 29, 2005
 Aaron I. Alembik	Director	Dated:
/s/ Paul C.Y. Chu Paul C.Y. Chu	Director	Dated: March 25, 2005
/s/ Peter M. Cohen Peter M. Cohen	Director	Dated: March 28, 2005
/s/ Jose I. Gonzalez Jose I. Gonzalez	Director	Dated: March 28, 2005
/s/ Jack N. Halpern Jack N. Halpern	Director	Dated: March 25, 2005
/s/ Donald R. Harkleroad Donald R. Harkleroad	Director	Dated: March 29, 2005
/s/ Shafik H. Ladha Shafik H. Ladha	Director	Dated: March 28, 2005
/s/ James S. Lai James S. Lai	Director	Dated: March 28, 2005
/s/ Sion Nyen Lai Sion Nyen (Francis) Lai	Director	Dated: March 28, 2005
/s/ Shih Chien Lo Shih Chien (Raymond) Lo	Director	Dated: March 25, 2005
/s/ Nack Paek		

Nack Paek	Director	Dated: March 28, 2005
/s/ W. Clayton Sparrow, Jr.	Director	Dated: March 25, 2005
W. Clayton Sparrow, Jr.		
/s/ Howard L. Tai	Director	Dated: March 25, 2005
Howard H. L. Tai		
/s/ Suzanne Long	Controller (principal	Dated: March 29, 2005
Suzanne Long	Accounting officer)	

Index to Exhibits

Exhibit Number	Description
3.1	Amended and Restated Articles of Incorporation of Summit Bank Corporation (incorporated by reference to Exhibit 3.1 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2002)
3.2	Bylaws of Summit Bank Corporation, as amended (incorporated by reference to Exhibit 3.2 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2002)
4.1	The rights of security holders are defined in (i) Articles Five, Six, Nine, Ten, Eleven, Thirteen, Fourteen, and Sixteen of the Amended and Restated Articles of Incorporation of Summit Bank Corporation and (ii) Articles Two, Three, Eight, Ten, and Eleven of the amended Bylaws of Summit Bank Corporation, as provided in Exhibits 3.1 and 3.2 respectively.
4.2	Indenture dated September 30, 2003 between Summit Bank Corporation and The Bank of New York relating to Trust Preferred Securities issued by the Company (incorporated by reference to Exhibit 4.2 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2003)
10.1	Summit Bank Corporation 1998 Stock Incentive Plan, as of February 23, 1998 (incorporated by reference to Appendix A to the Company's Proxy Statement filed on March 18, 1998)
10.1a	Form of option agreement pursuant to the Summit Bank Corporation 1998 Stock Incentive Plan for employees.
10.1b	Form of option agreement pursuant to the Summit Bank Corporation 1998 Stock Incentive Plan for non-employees.
10.2	Lease Agreement dated December 3, 1993, between Baker Dennard Co., Lessor, and Summit National Bank, Lessee (incorporated by reference to Exhibit 10.4 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1993) (Main office)
10.2a	Fifth Amendment to Lease Agreement (referenced in Exhibit 10.2 and incorporating amendments One through Four), dated March 13, 2000, between The Realty Associates Fund IV, L.P., successor in interest to Baker Dennard Co., Lessor, and Summit National Bank, Lessee (incorporated by reference to Exhibit 10.2a to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2000) (Main office)
10.2b	Sixth Amendment to Lease Agreement (referenced in Exhibit 10.2), dated January 4, 2001 between The Realty Associates Fund IV, L.P., successor in interest to Baker Dennard Co, Lessor, and Summit National Bank, Lessee (incorporated by reference to Exhibit 10.2b to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2000) (Main office)
10.2c	Seventh Amendment to Lease Agreement (referenced in Exhibit 10.2), dated March 29, 2002 between The Realty Associates Fund IV, L.P., successor in interest to Baker Dennard Co, Lessor, and Summit National Bank, Lessee (incorporated by reference to Exhibit 10.2c to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2002) (Main office)
10.3	Change in Control Agreement dated August 25, 1995 by and between Pin Pin Chau, President of the Summit National Bank, and the Summit National Bank (incorporated by reference to Exhibit 10.7 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1995)

10.4	Change in Control Agreement dated August 25, 1995 by and between David Yu, Chairman of the Summit National Bank, and the Summit National Bank (incorporated by reference to Exhibit 10.8 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1995)
10.5	Change in Control Agreement dated August 25, 1995 by and between Alec Dudley, Executive Vice President of the Summit National Bank, and the Summit National Bank (incorporated by reference to Exhibit 10.9 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1995)
10.6	Change in Control Agreement dated August 25, 1995 by and between Gary McClung, Executive Vice President of the Summit National Bank, and the Summit National Bank (incorporated by reference to Exhibit 10.9 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1995)
10.7	Post Retirement Compensation Agreement dated December 20, 2004 by and between Pin Pin Chau, CEO of the Company, and the Company
11.1	Statement Regarding Computation of Net Income per Share
13.1	2004 Annual Report to Shareholders
14.1	Code of Ethics (incorporated by reference to Exhibit 14.1 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2003)
21.1	Subsidiaries of Summit Bank Corporation (incorporated by reference to Exhibit 21.1 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1999)
23.1	Consent of Independent Registered Public Accounting Firm
31.1	Certification of Chief Executive Officer and Acting Chief Financial Officer
32.1	Certifications of Chief Executive Officer and Acting Chief Financial Officer

Exhibit 10.1a

SUMMIT BANK CORPORATION
STOCK OPTION AGREEMENT

THIS STOCK OPTION AGREEMENT is entered into as of the _____ day of _____, by and between   SUMMIT BANK CORPORATION, a Georgia corporation (hereinafter referred to as the "Company"), and _____(hereinafter referred to as the "Employee").

On March 2, 1998, the Board of Directors of the Company adopted a stock option plan known as the Company's "1998 Stock Incentive Plan" (hereinafter referred to as the "Plan"). The Committee responsible for administering the Plan has granted the Employee an option to purchase the number of shares of the Company's Stock as hereinafter set forth. The Company and the Employee desire to enter into a written agreement with respect to such Option in accordance with the Plan. Therefore, as an employment incentive to Employee and to encourage stock ownership in the Company, and also in consideration of the mutual covenants contained herein, the Company and the Employee agree as follows:

1.   Grant of Option. Subject to the terms, restrictions, limitations and conditions stated herein, this Agreement evidences the grant to the Employee on _____ (the "Date of Grant") of the right and option (hereinafter referred to as the "Option"), to purchase all or any part of an aggregate of _____ shares of the Company's $.01 par value common stock (the "Stock").   The Option shall expire and is not exercisable on or after the first to occur of (1) _____ or (2) such earlier date as determined pursuant to Section 5 hereof.

2.   Purchase Price. The price per share to be paid by the Employee for the shares subject to the Option (the "Option Price") shall be _____, the closing market price as of _____, which price, in the case of an Incentive Stock Option, is an amount not less than the Fair Market Value of the Stock on the Date of Grant.

3.   Type of Option.   The Option is intended to be an Incentive Stock Option.

4.   Incorporation of Plan. The Option is granted pursuant to the provisions of the Plan and the terms and definitions of the Plan are incorporated herein by reference and made a part hereof. A copy of the Plan has been delivered to, and receipt of such copy is hereby acknowledged by, the Employee.

5.   Exercise Terms. The Option shall be exercisable with respect to all of the shares of Stock on and after _____, unless the Company gives its prior written consent to an exercise at any other time. The Option shall expire at the close of business on _____. The Employee must exercise the Option for at least the lesser of 25 shares or the vested and unexercised portion of the Option. If the Option is not exercised with respect to all or any part of the shares subject to the Option prior to its expiration, the shares with respect to which the Option was not exercised shall no longer be subject to this Option.

6.   Option Non-Transferable. The Option and all rights hereunder are neither assignable nor transferable by the Employee, and during the Employee's lifetime the Option is exercisable only by him. More particularly (but without limiting the generality of the foregoing), the Option may not be assigned, transferred (except as aforesaid), pledged or hypothecated in any way (whether by operation of law or otherwise) and shall not be subject to execution, attachment or similar process. Any attempted assignment, transfer, pledge, hypothecation or other disposition of the Option contrary to the provisions hereof shall be null and void and without legal effect.

7.   Notice of Exercise of Option. The Option may be exercised by the Employee, or by Employee's administrator, executor or personal representative, by a written notice (in substantially the form of the "Notice of Exercise" attached hereto as (Exhibit A) signed by the Employee, or by Employee's administrator, executor or personal representative, and delivered or mailed to the Company at its principal office, to the attention of the President or such other officer as the Company may designate. Any such notice shall (a) specify the number of shares of Stock which the Employee, or Employee's administrator, executor or personal representative, then elects to purchase hereunder, (b) contain the representation as required by Section 11 hereof, and (c) be accompanied by (i) a certified or cashier's check payable to the Company in payment of the total Option Price applicable to such shares as provided herein, or (ii) shares of Stock, owned by the person exercising the Option and duly endorsed or accompanied by stock transfer powers, having a Fair Market Value equal to the total Option Price applicable to such shares purchased hereunder, or (iii) a certified or cashier's check, and the number of shares of Stock whose Fair Market Value when added to the amount of the check equals the total Option Price applicable to such shares purchased hereunder. Upon receipt of any such notice and accompanying payment, and subject to the terms hereof and of the Plan, the Company agrees to cause to be issued to the Employee, or Employee's administrator, executor or personal representative, stock certificates for the number of shares specified in such notice registered in the name of the person exercising the Option.

-2-

8. Adjustment in Option. If, between the Date of Grant of the Option and the complete exercise thereof, there shall be a change in the outstanding Stock by reason of one or more corporate reorganizations, stock splits, stock dividends, combinations or exchanges of shares, recapitalizations or similar capital adjustments, then the Committee will, in accordance with the terms of the Plan, equitably adjust the number, kind and Option Price of the shares remaining subject to the Option. Such adjustments shall be made in a manner that will not cause any Incentive Stock Option to cease to be an Incentive Stock Option.

9. Termination of Employment. If the Employee's employment with the Company, or any Parent or Subsidiary of the Company, terminates for any reason other than for cause, the Option shall terminate and expire and shall not be exercisable after the 180th day following the effective date of the Employee's termination of employment. In the event of termination of the Employee's employment with the Company, or any Parent or Subsidiary of the Company, for cause, the Option shall terminate and expire immediately and shall not be exercisable thereafter, unless otherwise decided by the Committee. For purposes of the Section 9, the term "cause" shall mean any act or failure to act that (i) constitutes a violation of the laws of the United States of America, or any state, territory or possession of such country, or (ii) involves moral turpitude. This Option does not confer upon the Employee any right with respect to continuance of employment by the Company or by any Parent or Subsidiary of the Company. This Option shall not be affected by any change of employment so long as the Employee continues to be an employee of the Company or any Parent or Subsidiary of the Company.

10. Compliance with Bank Regulatory Matters. Employee acknowledges that the issuance of capital stock of the Company is subject to regulation under the laws of the United States and certain other jurisdictions and Employee hereby agrees that the Company shall not be obligated to issue any share of Stock upon exercise of this Option that would cause the Company to violate any rules, regulations, orders or consents decrees of any such regulatory authority having jurisdiction over the affairs of the Company.

11. Compliance with Securities Laws. If required by the Company, and solely for the purpose of enabling the Company to comply with the Securities Act of 1933, as amended, and any applicable state securities laws, at any time of exercise of this Option, in whole or in part, the Employee agrees to deliver to the Company an appropriate representation prepared by legal counsel for the Company stating that Employee is purchasing the shares to be issued upon the exercise of the Option for investment purposes for Employee's own account and not with any present intention to resell

33

or distribute such shares, and such other restrictions as legal counsel for the company advises are necessary to comply with any state or federal securities law requirements, and the Employee agrees that the certificates for such shares to be delivered to Employee may contain restrictive legends to this effect.

12. <u>Miscellaneous</u>.

(a)   This Agreement shall be binding upon the parties hereto and their administrators, executors, personal representatives, successors and permitted assigns.

(b)   This Agreement is executed and delivered in, and shall be governed by the laws of, the State of Georgia.

(c)   Any requests or notices to be given hereunder shall be deemed given, and any elections or exercises to be made or accomplished shall be deemed made or accomplished, upon actual delivery thereof to the designated recipient, or three (3) days after deposit thereof in postage prepaid United States certified or registered mail, return receipt requested, addressed, if to the Employee, to the address set forth below, and if to the Company, to the executive offices of the Company at 4360 Chamblee Dunwoody Road, Atlanta, Georgia 30341, Attention: President. Either the Company or the Employee may change the address to which requests or notices shall be sent by sending written notice, in the manner described in the preceding sentence, to the other of the new address to which requests or notices should be sent, and the party so notified shall send all future requests and notices to such new address.

(d)   This Agreement may not be modified except in writing executed by each of the parties hereto.

(e)   Whenever the context so requires, nouns in the singular shall include the plural, and the masculine pronoun shall include or mean the feminine gender.

(f)   This Agreement contains the entire agreement of the parties and supersedes all prior agreements and understandings, oral or written, with respect to the subject matter hereof.

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IN WITNESS WHEREOF, the Company has caused this Stock Option Agreement to be executed on its behalf, and the Employee has executed this Stock Option Agreement, on _____.

ATTEST: **SUMMIT BANK CORPORATION**

_____   _____
                  Secretary   Its _____

(Corporate Seal)

                                             EMPLOYEE

                                             _____ (SEAL)

                                               Name: _____
                                               Address: _____
                                                        _____

EXHIBIT 'A'

NOTICE OF EXERCISE

I hereby notify Summit Bank Corporation (the "Company") of my election to exercise the option to purchase (_____) shares of the Company's $.01 par value common stock pursuant to the Stock Option Agreement ("the Agreement") between me and the Company dated_____, 20___. Accompanying this Notice is a certified or a cashier's check in the amount of $_____, such amounts being equal, in the aggregate, to the purchase price per share set forth in Section 2 of the Agreement multiplied by the number of said shares being hereby purchased (in each instance subject to appropriate adjustment pursuant to Section 8 of the Agreement).

I am purchasing the shares described in this Notice for investment purposes for my own account and not with any present intention to resell or dispose of such shares or otherwise to participate directly or indirectly in distribution thereof. I agree that all certificates representing said shares may be stamped with any restrictive legend that the Company deems necessary.

I am a resident of the State of _____.

EXECUTED under seal on _____, 20___.

EMPLOYEE:

Name (Signature:)_____ (SEAL)

Name (Print:)

Exhibit 10.1b

NON-QUALIFIED STOCK OPTION AWARD
PURSUANT TO THE SUMMIT BANK CORPORATION
1998 STOCK INCENTIVE PLAN

THIS AWARD is made as of the Grant Date by SUMMIT BANK CORPORATION (the "Company") to _____ (the "Optionee").

Upon and subject to the Terms and Conditions attached hereto and incorporated herein by reference, the Company hereby awards as of the Grant Date to Optionee an option (the "Option"), as described below, to purchase the Option Shares.

A.   Grant Date: February 28, 2005.

B.   Type of Option: Non-Qualified Stock Option issued under the Summit Bank Corporation 1998 Stock Incentive Plan (the "Plan").

C.   Plan under which granted: Summit Bank Corporation 1998 Stock Incentive Plan.

D.   Option Shares: All or any part of 5,000 shares of the Company's common stock, $.01 par value per share (the "Stock"), subject to adjustment as provided in the attached Terms and Conditions.

E.   Exercise Price: $15.01 per share, subject to adjustment as provided in the attached Terms and Conditions.

F.   Option Period: The Option may be exercised only during the Option Period which commences on the Grant Date and ends on the earlier of (a) the tenth (10th) anniversary of the Grant Date; or (b) the later of the date (i) three (3) months following the date the Optionee ceases to be a director of the Company for any reason other than due to death, or Disability; or (ii) twelve (12) months following the date the Optionee ceases to be a director of the Company due to death or Disability. *Note that other limitations to exercising the Option, as described in the attached Terms and Conditions, may apply*.

IN WITNESS WHEREOF, the Company has executed and sealed this Award as of the Grant Date set forth above.

SUMMIT BANK CORPORATION

By:_____

Title:_____

TERMS AND CONDITIONS
TO THE
NON-QUALIFIED STOCK OPTION AWARD
PURSUANT TO THE SUMMIT BANK CORPORATION
1998 STOCK INCENTIVE PLAN

1. Exercise of Option. Subject to the provisions of the Plan and the Award which is made pursuant to the Summit Bank Corporation 1998 Stock Incentive Plan and subject also to these Terms and Conditions, which are incorporated in and made a part of the attached Award:

   (a)   the Option may be exercised with respect to all or any portion of the Option Shares at any time during the Option Period by the delivery to the Company, at its principal place of business, of a written notice of exercise in substantially the form attached hereto as Exhibit 1; and

   (b)   payment to the Company of the Exercise Price *multiplied by* the number of Option Shares being purchased (the "Purchase Price") as provided in Section 2.

Upon acceptance of such notice and receipt of payment in full of the Purchase Price, the Company shall cause to be issued a certificate representing the Option Shares purchased.

2. Purchase Price. Payment of the Purchase Price for all Option Shares purchased pursuant to the exercise of an Option shall be made

   (a)   in cash or certified check;

   (b)   by delivery to the Company of a number of shares of Stock which have been owned by the Optionee for at least six (6) months prior to the date of the Option's exercise having a fair market value, as determined under the Plan, on the date of exercise either equal to the Purchase Price or in combination with cash or a certified check to equal the Purchase Price;

   (c)   by receipt of the Purchase Price in cash from a broker, dealer or other "creditor" as defined by Regulation T issued by the Board of Governors of the Federal Reserve System following delivery by the Optionee to the Committee of instructions in a form acceptable to the Committee regarding delivery to such broker, dealer or other creditor of that number of Option Shares with respect to which the Option is exercised; provided, however, that any such cashless exercise must be effected in a manner consistent with the restrictions of Section 13(k) of the Securities Exchange Act of 1934 (Section 402 of the Sarbanes-Oxley Act of 2002); or

   (d)   or any combination of the foregoing.

3. Vested Option Shares. The Option Shares shall be immediately vested and exercisable as of the Grant Date.

4. Rights as Shareholder. Until the stock certificates reflecting the Option Shares accruing to the Optionee upon exercise of the Option are issued to the Optionee, the Optionee shall have no rights as a shareholder with respect to such Option Shares. The Company shall make no

adjustment for any dividends or distributions or other rights on or with respect to Option Shares for which the record date is prior to the issuance of that stock certificate, except as the Plan or the attached Award otherwise provides.

5. <u>Restriction on Transfer of Option and of Option Shares</u>. Except as otherwise expressly permitted by the Committee in writing, the Option evidenced hereby is nontransferable other than by will or the laws of descent and distribution and shall be exercisable during the lifetime of the Optionee only by the Optionee (or in the event of his/her disability, by his/her personal representative) and after his/her death, only by his/her legatee or the executor of his/her estate.

6. <u>Changes in Capitalization</u>.

(a) Except as provided in Subsection (b) below, if the number of shares of Stock shall be increased or decreased by reason of a subdivision or combination of shares of Stock, the payment of an ordinary stock dividend in shares of Stock or any other increase or decrease in the number of shares of Stock outstanding effected without receipt of consideration by the Company, an appropriate adjustment shall be made by the Committee, in a manner determined in its sole discretion, in the number and kind of Option Shares and in the Exercise Price.

(b) In the event of a merger, consolidation, reorganization, extraordinary dividend or other change in the corporate structure of the Company, including a Change in Control, or tender offer for shares of Stock, the Company shall provide for an appropriate adjustment to the Option or provide for the substitution of a new option which adjustment or substitution shall be consistent with the event requiring the adjustment or substitution; provided, however, in the event the Company will not be the surviving entity as a result of the event and the surviving entity does not agree to the adjustment or substitution, the Committee may elect to terminate the Option Period as of the date of the Change in Control in consideration of the payment to the Optionee of the sum of the difference between the then Fair Market Value of the Stock and the Exercise Price for each Option Share as to which the Option has not been exercised as of the date of the Change in Control.

(c) The existence of the Plan and the Option granted pursuant to this Agreement shall not affect in any way the right or power of the Company to make or authorize any adjustment, reclassification, reorganization or other change in its capital or business structure, any merger or consolidation of the Company, any issue of debt or equity securities having preferences or priorities as to the Stock or the rights thereof, the dissolution or liquidation of the Company, any sale or transfer of all or any part of its business or assets, or any other corporate act or proceeding. Any adjustment pursuant to this Section may provide, in the Committee's discretion, for the elimination without payment therefor of any fractional shares that might otherwise become subject to any Option.

7. <u>Special Limitation on Exercise</u>. No purported exercise of the Option shall be effective without the approval of the Committee, which may be withheld to the extent that the exercise, either individually or in the aggregate together with the exercise of other previously exercised stock options and/or offers and sales pursuant to any prior or contemplated offering of securities, would, in the sole and absolute judgment of the Committee, require the filing of a registration statement with the United States Securities and Exchange Commission or with the securities commission of any state. If a registration statement is not in effect under the Securities Act of 1933, or any applicable state securities law with respect to shares of Stock purchasable or otherwise deliverable under the Option, the Optionee (a) shall deliver to the Company, prior to the exercise of the Option or as a condition to the delivery of Stock pursuant to the exercise of an Option

exercise, such information, representations and warranties as the Company may reasonably request in order for the Company to be able to satisfy itself that the Option Shares are being acquired in accordance with the terms of an applicable exemption from the securities registration requirements of applicable federal and state securities laws and (b) shall agree that the shares of Stock so acquired will not be disposed of except pursuant to an effective registration statement, unless the Company shall have received an opinion of counsel that such disposition is exempt from such requirement under the Securities Act of 1933 and any applicable state securities law.

8.   <u>Legend on Stock Certificates</u>. Certificates evidencing the Option Shares, to the extent appropriate at the time, shall have noted conspicuously on the certificates a legend intended to give all persons full notice of the existence of the conditions, restrictions, rights and obligations set forth herein and in the Plan.

9.   <u>Governing Laws</u>. This Award and the Terms and Conditions shall be construed, administered and enforced according to the laws of the State of Georgia; provided, however, the Option may not be exercised except in compliance with exemptions available under applicable state securities laws of the state in which the Optionee resides and/or any other applicable securities laws.

10.   <u>Successors</u>. This Award and the Terms and Conditions shall be binding upon and inure to the benefit of the heirs, legal representatives, successors and permitted assigns of the Optionee and the Company.

11.   <u>Notice</u>. Except as otherwise specified herein, all notices and other communications under this Award shall be in writing and shall be deemed to have been given if personally delivered or if sent by registered or certified United States mail, return receipt requested, postage prepaid, addressed to the proposed recipient at the last known address of the recipient. Any party may designate any other address to which notices shall be sent by giving notice of the address to the other parties in the same manner as provided herein.

12.   <u>Severability</u>. In the event that any one or more of the provisions or portion thereof contained in the Award and these Terms and Conditions shall for any reason be held to be invalid, illegal or unenforceable in any respect, the same shall not invalidate or otherwise affect any other provisions of the Award and these Terms and Conditions, and the Award and these Terms and Conditions shall be construed as if the invalid, illegal or unenforceable provision or portion thereof had never been contained herein.

13.   <u>Entire Agreement</u>. Subject to the terms and conditions of the Plan, the Award and the Terms and Conditions express the entire understanding of the parties with respect to the Option.

14.   <u>Violation</u>. Any transfer, pledge, sale, assignment, or hypothecation of the Option or any portion thereof shall be a violation of the terms of the Award or these Terms and Conditions and shall be void and without effect.

15.   <u>Headings and Capitalized Terms</u>. Section headings used herein are for convenience of reference only and shall not be considered in construing the Award or these Terms and Conditions. Capitalized terms used, but not defined, in either the Award or the Terms and Conditions shall be given the meaning ascribed to them in the Plan.

16.   <u>Specific Performance</u>. In the event of any actual or threatened default in, or breach of, any of the terms, conditions and provisions of the Award and these Terms and Conditions, the party or parties who are thereby aggrieved shall have the right to specific performance and injunction

in addition to any and all other rights and remedies at law or in equity, and all such rights and remedies shall be cumulative.

17.   <u>No Right to Continued Service</u>. Neither the establishment of the Plan nor the award of Option Shares hereunder shall be construed as giving the Optionee the right to continued service as a director of the Company or in any other capacity.

EXHIBIT 1

**NOTICE OF EXERCISE OF
STOCK OPTION TO PURCHASE
COMMON STOCK OF
SUMMIT BANK CORPORATION**

Name _____
Address _____
_____
Date _____

Summit Bank Corporation
4360 Chamblee-Dunwoody Road
Atlanta, GA 30341
Attn: Corporate Secretary

Re: Exercise of Non-Qualified Stock Option

Gentlemen:

Subject to acceptance hereof by Summit Bank Corporation (the "Company") pursuant to the provisions of the Summit Bank Corporation 1998 Stock Incentive Plan (the "Plan") I hereby give notice of my election to exercise options granted to me to purchase _____ shares of common stock $.01 par value ("Common Stock"), of the Company under the Non-Qualified Stock Option Award (the "Award") dated as of _____. The purchase shall take place as of _____, 200__ (the "Exercise Date").

On or before the Exercise Date, I will pay the applicable purchase price as follows:

[ ]   by delivery of cash or a certified check for $_____ for the full purchase price payable to the order of Summit Bank Corporation.

[ ]   by delivery of cash or a certified check for $_____ representing a portion of the purchase price with the balance to consist of shares of Common Stock that I have owned for at least six months and that are represented by a stock certificate I will surrender to the Company with my endorsement. If the number of shares of Common Stock represented by such stock certificate exceeds the number to be applied against the purchase price, I understand that a new stock certificate will be issued to me reflecting the excess number of shares.

[ ]   by delivery of a stock certificate representing shares of Common Stock that I have owned for at least six months which I will surrender to the Company with my endorsement as payment of the purchase price. If the number of shares of Common Stock represented by such certificate exceeds the number to be applied against the purchase price, I understand that a new certificate will be issued to me reflecting the excess number of shares.

5

[ ]   by delivery of the purchase price by _____, a broker, dealer or other "creditor" as defined by Regulation T issued by the Board of Governors of the Federal Reserve System. I hereby authorize the Company to issue a stock certificate for the number of shares indicated above in the name of said broker, dealer or other creditor or its nominee pursuant to instructions received by the Company and to deliver said stock certificate directly to that broker, dealer or other creditor (or to such other party specified in the instructions received by the Company from the broker, dealer or other creditor) upon receipt of the purchase price.

As soon as the stock certificate is registered in my name, please deliver it to me at the above address.

If the Common Stock being acquired is not registered for issuance to the Optionee pursuant to an effective registration statement on Form S-8 (or successor form) filed under the Securities Act of 1933, as amended (the "1933 Act"), I understand and agree that I may be required to make such additional representations, warranties, covenants, and agreements with the Company as the Company may reasonably request.

I understand that the certificates representing the shares being purchased by me in accordance with this notice shall bear a legend referring to the foregoing covenants, representations and warranties and restrictions on transfer, and I agree that a legend to that effect may be placed on any certificate which may be issued to me as a substitute for the certificates being acquired by me in accordance with this notice.

Very truly yours,

_____

AGREED TO AND ACCEPTED:

SUMMIT BANK CORPORATION

By:_____

Title:_____

Number of Shares
Exercised:_____

Number of Shares
Remaining:_____   Date:_____

Exhibit 10.7

POST RETIREMENT COMPENSATION AGREEMENT

PIN PIN CHAU

This Post Retirement Compensation Agreement (the "Agreement") is made as of the 20th day of December, 2004 (the "Effective Date"), by and between Summit Bank Corporation, a Georgia banking corporation ("Employer") and Pin Pin Chau, an individual ("Executive").

RECITALS

A.   Executive is a valued employee of Employer and intends to retire from her service with the Employer and all of its affiliates.

B.   In recognition of Executive's service, the Employer wishes to provide Executive with supplemental deferred compensation income on the terms and conditions set forth in this Agreement.

C.   In recognition thereof, Employer desires to make available to Executive certain compensation and Executive desires to enter into such an arrangement.

AGREEMENT

NOW, THEREFORE, the parties hereto, for and in consideration of the foregoing and the mutual promises contained herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, intending to be legally bound hereby, do agree as follows:

1.   <u>Compensation after Retirement</u>. Employer hereby agrees to provide Executive with supplemental retirement income, the obligations for which shall be reflected on the appropriate books and records ledger of the Employer. The Employer's obligations under this Agreement shall be an unsecured liability of Employer to Executive, payable only as provided herein from the general funds of Employer. This Agreement entails no separate funding except as compensation hereunder becomes due, is not a deposit insured by the FDIC, does not constitute a trust account or any other special obligation of Employer and has no priority of payment over any other general obligation of Employer.

2.   <u>Amount and Payment of Benefits</u>. Provided the Executive remains in the continual full-time employment of Employer (except for such breaks in service prescribed by law, such as the Family and Medical Leave Act, as otherwise agreed in a writing expressly authorized by the Board of Directors of the Employer or as otherwise provided in this Section 2) from the Effective Date through and including the Executive's Retirement Date (as hereinafter defined), Executive shall be entitled to receive the sum of $24,000.00 per annum over a fifteen-year period. The first annual payment shall be payable on the first day of the month that is not less than six (6) months following the Retirement Date and each subsequent annual payment shall be payable on each anniversary of the date the first payment is made, except as provided in Section 2(e) hereof. For purposes of this Section, the Executive's "Retirement Date" shall be the

date on which the Executive voluntarily terminates her employment with the Employer and its affiliates on or after February 27, 2007, other than due to the Executive's Disability; provided, however, that the Executive may request an earlier Retirement Date subject to the approval of the Board of Directors of the Employer in its sole discretion.

(a)   Disability. In the event that Executive terminates her employment prior to her Retirement Date solely because Executive becomes subject to a Disability (as hereinafter defined), this Agreement shall remain effective. For purposes of this Agreement, the term "Disability" shall mean the Executive's inability to engage in any substantial gainful activity by reason of a medically determinable physical or mental impairment which can be expected to result in death or can be expected to last for a period of no less than twelve (12) months. The determination of whether Executive is subject to a "Disability" shall be made by a licensed physician selected by Employer.

(b)   Discharge for Cause. Any other provision of this Agreement to the contrary notwithstanding, if Executive's employment by Employer is terminated for Cause (as hereinafter defined) prior to the Retirement Date, the Executive shall not be entitled to any compensation or benefits provided for in this Agreement and this Agreement may be terminated by Employer without any liability to the Executive, her spouse, or her estate. "Cause" shall mean: (i) regulatory suspension or removal of Executive from duty with Employer; (ii) gross and consistent dereliction of duty by Executive; (iii) breach of fiduciary duty involving personal profit by Executive; (iv) willful violation of any banking law or regulation; (v) conviction of a felony or crime of moral turpitude; or (vi) willful failure to adhere to decisions or instructions of the Employer. The obligation of Employer to make any payments contemplated under this Agreement shall be suspended during the pendency of any indictment, information or similar charge regarding a felony or crime of moral turpitude, during any regulatory or other adjudicative proceeding concerning regulatory suspension or removal or, for a reasonable time (not to exceed ninety (90) days), while the Board of Directors of the Employer seek to determine whether Executive could have been terminated for Cause even though Executive may have previously retired, resigned, become subject to a Disability or been discharged other than for Cause. If during such period, the Board of Directors determines that the Executive could have been discharged for Cause, this subsection (b) shall be applicable as if the Executive had been discharged for Cause.

(c)   Discharge Without Cause. In the event the Employer terminates the Executive's employment without Cause (as defined in Subsection (b)) prior to the Retirement Date, this Agreement shall remain effective and the benefits described in the first paragraph of this Section 2 will be paid in equal, annual installments over a fifteen-year period with the first annual payment payable on the first day of the month that is not less than six (6) months following the termination date and each subsequent annual payment shall be payable on each anniversary of the date the first payment is made.

(d)   Termination Following a Change in Control. If, within six (6) months following a Change in Control (as hereinafter defined), the Executive voluntarily terminates her employment with the Employer, this Agreement shall remain effective and the benefits described in the first paragraph of this Section 2 will be paid in equal annual installments over a fifteen-year period with the first annual payment payable on the first

8

day of the month which is not less than six (6) months following the termination date and each subsequent annual payment will be payable on each anniversary of the date the first payment is made. A "Change in Control" shall mean the occurrence of any of the following events:

(i) an acquisition (other than directly from the Employer) of any voting securities of the Employer ("Voting Securities") by a "Person" (as the term person is used for purposes of Section 13(d) or 14(d) of the Securities Exchange Act of 1934 (the "1934 Act")) immediately after which such Person has "Beneficial Ownership" (within the meaning of Rule 13d-3 promulgated under the 1934 Act) of twenty-five (25%) or more of the combined voting power of the Employer's then outstanding Voting Securities; provided, however, that in determining whether a Change in Control has occurred, Voting Securities which are acquired in an acquisition by (A) an employee benefit plan (or a trust forming a part thereof) maintained by (x) the Employer or (y) any corporation or other person of which a majority of its voting power or its equity securities or equity interest is owned directly or indirectly by the Employer (a "Subsidiary"), (B) the Employer or any affiliate, or (C) any Person in connection with a "Non-Control Transaction" (as hereinafter defined) shall not constitute an acquisition for purposes for this clause (i).

(ii) the individuals who, as of the date of this Agreement, are members of the Board of Directors of the Employer (the "Incumbent Board") cease for any reason to constitute at least eighty percent (80%) of the Board of Directors of the Employer; provided, however, that if the election, or nomination for election by the Employer's shareholders, of any new director was approved by a vote of at least eighty percent (80%) of the Incumbent Board, such new director shall for purposes of this Agreement, be considered as a member of the Incumbent Board; provided, however, that no individual shall be considered a member of the Incumbent Board if such individual initially assumed office as a result of either an actual or threatened "election contest" or other actual or threatened solicitation of proxies or consents by or on behalf of a Person other than the Board including by reason of any agreement intending to avoid or settle any election contest or proxy contest; or

(iii) approval by the shareholders of the Employer of

(A) a merger, consolidation or reorganization involving the Employer, unless (1) the shareholders of the Employer, immediately before such merger, consolidation or reorganization, own, directly or indirectly, immediately following such a merger, consolidation or reorganization, at least two-thirds of the combined voting power of the outstanding voting securities of the corporation resulting from such merger, consolidation or reorganization (the "Surviving Corporation") in substantially the same proportion as their ownership of the Voting Securities immediately before such merger, consolidation or reorganization, and (2) the individuals who were members of the Incumbent Board immediately prior to the execution of the Agreement providing for such merger, consolidation or reorganization constitute at least eighty percent (80%) of

9

the members of the board of directors of the Surviving Corporation. A transaction described in clauses (1) and (2) of this Subsection (iii) shall be referred herein as "Non-Control Transaction."

(B)   A complete liquidation or dissolution of the Employer; or

(C)   An agreement for the sale or other disposition of all or substantially all of the assets of the Employer to any Person (other than a transfer to a Subsidiary).

To the extent the definition of "Change in Control" provided herein is inconsistent with the requirements of Section 409A of the Internal Revenue Code of 1986 (the "Code"), as amended, the definition of "Change in Control" under Section 409A of the Code shall control.

(e)   Death of Executive. Any provision of this Agreement to the contrary notwithstanding, upon the death of Executive, the Executive's spouse (holding such status both on the Effective Date and at Executive's date of death) shall receive any remaining payments due to the Executive under this Agreement until the earlier of the Executive's spouse's death or the Employer's full satisfaction of the payments that would have otherwise been paid to the Executive under this Agreement. If the Executive has no spouse upon her death, the Employer's obligations under this Agreement shall terminate and neither Executive nor Executive's estate shall be entitled to any benefits hereunder (or, to the extent that the payment of benefits had already commenced at the time of Executive's death, neither Executive nor Executive's estate shall be entitled to any further benefits hereunder).

3.   Intent of Parties. Executive is a member of a select group of management and highly paid employees of Employer. Employer and Executive intend that this Agreement shall primarily provide compensation to Executive individually and shall not be construed as a plan or commitment to any other employee(s) of the Employer.

4.   Funding by Employer.

(a)   Employer shall be under no obligation to set aside, earmark or otherwise segregate any funds with which to pay its obligations under this Agreement. Executive shall be and remain an unsecured general creditor of Employer with respect to Employer's obligations hereunder. Executive shall have no property interest in the rights with respect thereto.

(b)   Notwithstanding anything herein to the contrary, Employer has no obligation whatsoever to purchase or maintain any life or disability insurance with respect to Executive or otherwise. If Employer determines in its sole discretion to purchase insurance referable to Executive, neither Executive nor Executive's beneficiary shall have any legal or equitable ownership interest in, or lien on, such policy or any other specific funding or any other investment or to any asset of Employer. Employer, in its sole discretion, may determine the exact nature and method of funding (if any) of the obligations under this Agreement. If Employer elects to fund its obligations under this Agreement, in whole or in part, through the purchase of insurance or otherwise, Employer reserves the right, in its sole discretion, to terminate such method of funding at any time, in whole or in part. Executive shall assist Employer, from time to time, promptly upon the request of Employer, by supplying any information necessary to obtain any such insurance or vehicle as the Employer shall decide upon, as well as by submitting to any physical examinations required therefor.

5.   Restrictive Covenants.

(a)   Agreement Not to Disclose. Executive recognizes and acknowledges that the trade secrets and confidential information of the Employer (the "Proprietary Information"), as they may exist from time to time, are valuable, special and unique assets of the Business of the Employer (as defined below). Executive further acknowledges that access to such Proprietary Information is essential to the performance of Executive's duties as an employee of the Employer. Therefore, in order to obtain access to such Proprietary Information, Executive agrees that Executive will not, in whole or in part, disclose such Proprietary Information to any person, firm, corporation, association or any other entity for any reason or purpose whatsoever, nor will Executive make use of any such information for Executive's own purposes or for the benefit of any person, firm, corporation, association or other entity (except the Employer) under any circumstances.

For purposes of this Agreement, the term "trade secrets" means Employer information including, but not limited to, technical or nontechnical data, formulas, patterns, compilations, programs, devices, methods, techniques, drawings, processes, financial data, financial plans, product plans or lists of actual or potential customers or suppliers which (a) derives economic value, actual or potential, from not being generally known to, and not being readily ascertainable by proper means by, other persons who can obtain economic value from its disclosure or use; and (b) is the subject of efforts that are reasonable under the circumstances to maintain its secrecy. For purposes of this Agreement, the term "confidential information" means any and all data and information relating to the Business of the Employer, other than trade secrets (1) which has value to the Employer; (2) is not generally known by its competitors or the public; and (3) is treated as confidential by the Employer.

The provisions of this Section 5(a) will apply during Executive's employment by the Employer and for a one (1) year period thereafter with respect to confidential information, and during Executive's employment by the Employer and for so long as is permitted by applicable law with respect to trade secrets. These restrictions will not apply to any Proprietary Information which is in the public domain, provided that Executive was not responsible, directly or indirectly, for such Proprietary Information entering the public domain without the Employer's consent.

Executive acknowledges, warrants and agrees that Executive will return to the Employer all Proprietary Information, including, without limitation, documents, drawings, manuals, specifications, notes, computer programs, and other proprietary materials, and any copies or excerpts thereof, and any other properties, client lists, client contracts, files or documents obtained as a result of Executive's employment with the Employer immediately upon the termination of Executive's employment with the Employer.

(b)   Competition with Employer. The Executive agrees that during the Executive's term of employment with the Employer or any of its affiliates and for two (2) years following termination of employment for any reason (except as otherwise provided in this Section 5(b)), within the Area (as hereinafter defined in Subsection (e)), Executive will not, directly or indirectly, as a principal, partner, officer, director, manager, supervisor, administrator, consultant, executive employee or in any other capacity which involves duties and responsibilities similar to those undertaken for the Employer, engage in any business which is the same as or essentially the same as the Business of the Employer (as hereinafter defined).

(c)   Nonsolicitation of Customers. The Executive agrees that during the Executive's term of employment with the Employer or its affiliates and for one (1) year following termination of employment for any reason, the Executive shall not, either directly or indirectly, on the Executive's own behalf or in the service of or on behalf of others solicit, divert or appropriate to or attempt to solicit, divert or appropriate to a business engaged in the Business of the Employer the business of any Protected Customer with whom the Executive has had material contact within the then most recent two (2) years of her employment with the Employer or any affiliate. A "Protected Customer" means an individual or any corporation, partnership, joint venture, limited liability company, association or other entity or enterprise to whom the Employer and its affiliates have sold products or services or solicited to sell products or services within two (2) years prior to the date of termination of Executive's employment with the Employer for any reason whatsoever or any earlier date of an alleged breach of the covenants in this Agreement by Executive.

(d)   Agreement Not to Solicit Employees. The Executive agrees that during the Executive's term of employment with the Employer or its affiliates and for one (1) year following termination of employment for any reason, the Executive shall not, either directly or indirectly, on the Executive's own behalf or in the service of or on behalf of others, solicit, divert, or hire, or attempt to solicit, divert, or hire, or encourage to go to work for anyone other than the Employer or its affiliates, any person that is an employee of the Employer or an affiliate.

(e)   In the event of Executive's breach of this Section 5, the Employer shall have the option, in its sole and absolute discretion, to terminate Executive's right to receive any compensation or benefits under this Agreement (and, to the extent Executive may already have begun receiving benefits hereunder, terminate Executive's right to receive any further benefits hereunder); provided, however that (i) this Section 5 shall not apply if Executive's employment with Employer is terminated by Employer other than for Cause prior to the Retirement Date; and (ii) nothing in this Section 5 shall prohibit Executive from owning less than one percent (1%) of the outstanding shares of any company whose common stock is publicly traded. For purposes of this Agreement, the term "Area" shall mean a thirty-mile radius from any of the Employer's branch locations in Georgia and "Business of the Employer" shall mean the business of commercial banking.

6.   Employment of Executive: Other Agreements. This Agreement shall not be deemed to modify, affect or limit any salary or salary increases, bonuses, profit sharing or any other type of compensation of Executive in any manner whatsoever. No provision contained in this Agreement shall in any way affect, restrict or limit any existing employment agreement between Employer and Executive, nor shall any provision or condition contained in this Agreement create specific employment rights of Executive or limit the right of Employer to discharge Executive with or without Cause. Except as otherwise provided therein, nothing contained in this Agreement shall affect any right of Executive to participate in or be covered by or under any qualified or non-qualified pension, profit sharing, group, bonus or other supplemental compensation, retirement or fringe benefit plan constituting any part of Employer's compensation structure whether now or hereinafter existing.

7.   Confidentiality. In further consideration of the mutual promises contained herein, Executive agrees that the terms and conditions of this Agreement, except as such may be disclosed in filings with the Securities and Exchange Commission or other applicable regulatory body, financial statements and tax returns, or in connection with estate planning, are and shall forever remain confidential until the death of Executive and Executive agrees that she shall not reveal the terms and conditions contained in this Agreement at any time to any person or entity, other than as required by the Securities and Exchange Commission or other applicable regulatory body or her financial and professional advisors, unless required to do so by a court of competent jurisdiction. Employer may disclose the terms of this Agreement to the extent required by the Securities and Exchange Commission or other applicable regulatory body or as required by applicable law.

8.   Withholding. Employer shall withhold from any benefits payable under the Agreement all federal, state and local income taxes or other taxes required to be withheld pursuant to applicable law.

9.   Limitation of Assignment. No benefit payable under the Agreement shall be subject in any manner to anticipation, alienation, sale, transfer, assignment, pledge, encumbrance or charge, and any attempt to anticipate, alienate, sell, transfer, assign, pledge, encumber or charge the same shall be void; and no such benefit shall in any manner be liable for, or subject to, the debts, contracts, liabilities, engagements or torts of any person, nor shall it be subject to attachment or legal process for, or against, such person, and the same shall not be recognized under the Agreement, except to such extent as may be required by law.

10.   Miscellaneous Provisions.

(a)   Counterparts. This Agreement may be executed simultaneously in any number of counterparts. Each counterpart shall be deemed to be an original, and all such counterparts shall constitute one and the same instrument. This Agreement may be executed and delivered by facsimile transmission of an executed counterpart.

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(b)   Construction. As used in this Agreement, the neuter gender shall include the masculine and the feminine, the masculine and feminine genders shall be interchangeable among themselves and each with the neuter, the singular numbers shall include the plural, and the plural the singular. The term "person" shall include all persons and entities of every nature whatsoever, including, but not limited to, individuals, corporations, partnerships, governmental entities and associations. The terms "including," "included," "such as" and terms of similar import shall not imply the exclusion of other items not specifically enumerated

(c)   Severability. If any provision of this Agreement or the application thereof to any person or circumstance shall be held to be invalid, illegal, unenforceable or inconsistent with any present or future law, ruling, rule or regulation of any court, governmental or regulatory authority having jurisdiction over the subject matter of this Agreement, such provision shall be limited, rescinded or modified in accordance with such law, ruling, rule or regulation and the remainder of this Agreement or the application of such provision to the person or circumstances other than those as to which it is held inconsistent shall not be affected thereby and shall be enforced to the greatest extent permitted by law.

(d)   Governing Law. This Agreement is made in the State of Georgia and shall be governed in all respects and construed in accordance with the laws of the State of Georgia, without regard to its conflicts of law principles, except to the extent superseded by the Federal laws of the United States.

(e)   Binding Effect. This Agreement is binding upon the parties, their respective successors, assigns, heirs and legal representatives. Without limiting the foregoing, this Agreement shall be binding upon any successor of Employer whether by merger or acquisition of all or substantially all of the assets or liabilities of Employer and such successor shall be referred to herein as the "Employer." This Agreement may not be assigned by Executive without the prior written consent of each other party hereto. This Agreement has been approved by the Board of Directors of the Employer and Employer agrees to maintain an executed counterpart of this Agreement in a safe place as an official record.

(f)   No Trust. Nothing contained in this Agreement and no action taken pursuant to the provisions of this Agreement shall create or be construed to create a trust of any kind, or a fiduciary relationship from Employer to Executive, Executive's spouse or any other person.

(g)   Set-Off. The undistributed portion of any benefit payable under this Agreement shall at all times be subject to set-off for debts owed by Executive to Employer.

(h)   Entire Agreement. This Agreement (together with its exhibits, which are incorporated herein by reference) constitutes the entire agreement of the parties with respect to the subject matter hereof and all prior or contemporaneous negotiations, agreements and understandings, whether oral or written, are hereby superseded, merged and integrated into this Agreement.)

(i)   Notice. Any notice to be delivered under this Agreement shall be given in writing and delivered by hand, or by first class, certified or registered mail, postage prepaid, addressed to the Employer or the Executive, as applicable, at the address for such party set forth below or such other address designated by notice.

Employer: Summit Bank Corporation
                   4360 Chamblee Dunwoody Road
                   Atlanta, Georgia 30341
                   Attention: Chairman

Executive: Pin Pin Chau
                   7460 St. Marlo Country Club Parkway
                   Duluth, Georgia 30097

(j)   Non-waiver. No delay or failure by either party to exercise any right under this Agreement, and no partial or single exercise of that right, shall constitute a waiver of that or any other right.

(k)   Headings. Headings in this Agreement are for convenience only and shall not be used to interpret or construe its provisions.

(1)   Amendment. No amendments or additions to this Agreement shall be binding unless in writing and signed by both parties. No waiver of any provision contained in this Agreement shall be effective unless it is in writing and signed by the party against whom such waiver is asserted.

(m)   Seal. The parties hereto intend this Agreement to have the effect of an agreement executed under the seal of each.

(n)   Legal Expenses. Employer shall pay all reasonable legal fees and expenses incurred by Executive seeking to obtain or enforce any right or benefit provided by this Agreement promptly from time to time, at Executive's request, as such fees and expenses are incurred; provided, however, that Executive shall be required to reimburse Employer for any such fees and expenses if a court or any other adjudicator agreed to by the parties determines that Executive's claim is without substantial merit. Executive shall not be required to pay any legal fees or expenses incurred by Employer in connection with any claim or controversy arising out of or relating to this Agreement or any breach thereof.

IN WITNESS WHEREOF, the parties hereto have executed, or caused to be executed, this Agreement as of the day and year first above written.

Summit Bank Corporation

By: /s/Carl L. Patrick, Jr.

Title: Chairman of the Board

/s/ Pin Pin Chau
Pin Pin Chau

Exhibit 11.1

**Statement Regarding Computation
of Net Income per Share**

| | Year ended December 31, | | |
	2004	2003	2002
Net income	$5,153,000	$4,822,000	$4,144,000
Basic and diluted net income per share	$.91	$.85	$.74
Weighted average number of common shares outstanding	5,686,563	5,652,604	5,636,904
Dilutive common share equivalents	740	19,403	9,704
Weighted average number of common and common equivalent shares outstanding	5,687,303	5,672,007	5,646,608

Note: Share and per share amounts adjusted for the 3-for-2 stock split on February 17, 2004 and the 2-for-1 stock split on November 18, 2002.

Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Summit Bank Corporation:

We consent to incorporation by reference in the registration statements (Nos. 333-92925 and 333-29199) on Form S-8 of Summit Bank Corporation of our report dated January 25, 2005, relating to the consolidated balance sheets of Summit Bank Corporation and subsidiaries as of December 31, 2004 and 2003, and the related consolidated statements of income, stockholders' equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2004, which report is incorporated by reference in the December 31, 2004 annual report on Form 10-K of Summit Bank Corporation.

/s/ KPMG LLP

Atlanta, Georgia
March 29, 2005

Exhibit 31.1

Certification

I, Pin Pin Chau, Chief Executive Officer and Acting Chief Financial Officer of Summit Bank Corporation, certify that:

1. I have reviewed the annual report on Form 10-K of Summit Bank Corporation;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. I am responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and I have:

    a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under my supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to me by others within those entities, particularly during the period in which this annual report is being prepared;

    b) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report my conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation;

    c) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting.

5. I have disclosed, based on my most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

    a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

    b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 29, 2005


/s/ Pin Pin Chau
Pin Pin Chau
Chief Executive Officer and
Acting Chief Financial Officer
(principal executive and financial officer)


Exhibit 32.1

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350 AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

The undersigned hereby certifies, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that this Annual Report on Form 10-K for the year ended December 31, 2004 fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended, and the information contained in such report fairly presents, in all material respects, the financial condition and results of operations of the Company.

This 29th day of March, 2005.

/s/ Pin Pin Chau
Chief Executive Officer
and Acting Chief Financial Officer
(principal executive and financial officer)